FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For the month of June

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




20 June, 2005



                             WATERFORD WEDGWOOD PLC
                    ("Waterford Wedgwood" or "the Company")

                    RESULT OF EXTRAORDINARY GENERAL MEETING

The Board of Waterford Wedgwood is pleased to confirm that all of the resolutions proposed for consideration at the Extraordinary General Meeting of the Company, which was held today in Dublin, were approved. It is also confirmed that the underwriting agreement in respect of the underwriting commitment provided by Birchfield Holdings Limited, a company which is owned and controlled by Sir Anthony O'Reilly and Mr Peter John Goulandris, in respect of the recently announced Rights Issue, has been executed.

Further information in relation to the Rights Issue, including the timetable thereof, will be issued in due course.

ends





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Rory Godson

Dennehy Associates (Ireland)                       +353 (0)1 676 4733
Michael Dennehy






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date:20 June, 2005